# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AYTU BIOPHARMA, INC, CIK 0001385818
CUSIP: 054754858
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7900 East Union Avenue, Suite 920, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 06/06/2025
Amends the filing with accession number 0001104659-23-065376
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St., 2nd Floor, New Canaan, Connecticut (CT), 06840, 203-308-4440

## Reporting persons
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,086,812; sole dispositive power 0; shared dispositive power 1,086,812; aggregate amount beneficially owned 1,086,812 (14.4% of the class)
- Harkey Wilmot B. (CIK 0001775952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,086,812; sole dispositive power 0; shared dispositive power 1,086,812; aggregate amount beneficially owned 1,086,812 (14.4% of the class)
- Mack Daniel (CIK 0001775831): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,086,812; sole dispositive power 0; shared dispositive power 1,086,812; aggregate amount beneficially owned 1,086,812 (14.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: AYTU BIOPHARMA, INC
Address of issuer's principal executive offices: 7900 East Union Avenue, Suite 920, Denver, Colorado (CO), 80237
Comment:
This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), and Messrs. Wilmot B. Harkey and Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons") on May 26, 2023 (the "Original Schedule 13D"), relating to Common Stock, par value $0.0001 per share (the "Common Stock"), of Aytu BioPharma, Inc. a Delaware corporation (the "Issuer") as previously amended by the Reporting Persons on June 13, 2023 and June 18, 2024. Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Schedule 13D as previously amended. Except as specifically provided herein, this Amendment does not modify any of the information reported in the Original Schedule 13D as previously amended.

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the "Nantahala Investors"). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the shares of Common Stock held by the Nantahala Investors.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended by the addition of the following:

The disclosure set forth in Item 4 to this Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended by the addition of the following:

On June 6, 2025, the Reporting Persons caused the Nantahala Investors to purchase prefunded warrants (the "June 2025 Prefunded Warrants") in an underwritten offering (the "June 2025 Offering") by the Issuer. Using cash on hand, the Nantahala Investors purchased June 2025 Prefunded Warrants exercisable, subject to the terms and conditions thereof, for 4,000,000 shares of Common Stock. The Nantahala Investors purchased the June 2025 Prefunded Warrants for $1.4999 per share of Common Stock represented by the June 2025 Prefunded Warrants. The June 2025 Prefunded Warrant may be exercised at any time by payment of cash in the amount of $0.0001 per share of Common Stock, or by customary cashless exercise, provided that the June 2025 Prefunded Warrants may not be exercised if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise (which limit may be increased (but not in excess of 19.99%) or decreased by the holder upon at least 61 days' prior notice from the holder to the Issuer). The June 2025 Prefunded Warrants do not expire except upon exercise in full. The Prefunded Warrants are described more fully in in the Issuer's Registration Statement under the Securities Act of 1933 filed with the SEC on Form S-1 on June 2, 2025, as subsequently amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

See Items 11 and 13 of the cover pages.

The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons reported herein is based on 7,536,830 shares of Common Stock outstanding immediately after the June 2025 Offering, as communicated to the Reporting Persons by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

See Items 7, 8, 9 and 10 of the cover pages.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended by the addition of the following:

Other than the transactions reported herein, if applicable, no Reporting Person or Other Officer has effected any transactions in the Common Stock of the Issuer in the prior sixty days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is amended and restated as follows:

The Nantahala Investors hold the shares of Common Stock reported herein, including more than 5% of the outstanding shares of Common Stock beneficially owned by the Reporting Persons but held by Blackwell Partners LLC - Series A. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended by the addition of the following:

The disclosure regarding the June 2025 Prefunded Warrants set forth above in Item 4 is hereby incorporated herein. The form of the June 2025 Prefunded Warrants was disclosed by the Issuer as Exhibit 4.13 to the Issuer's Registration Statement under the Securities Act of 1933, filed by the Issuer with the SEC on Form S-1 on June 2, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended by the addition of the following:

Exhibit 99.6 Form of Prefunded Warrant (incorporated by reference to Exhibit 4.13 to Registration Statement on Form S-1, filed by the Issuer with the SEC on June 2, 2025). (https://www.sec.gov/Archives/edgar/data/1385818/000143774925019189/ex_825697.htm)

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis, Chief Compliance Officer (06/09/2025)
- Harkey Wilmot B.: /s/ Wilmot B. Harkey, Wilmot B. Harkey (06/09/2025)
- Mack Daniel: /s/ Daniel Mack, Daniel Mack (06/09/2025)